                                                                    EXHIBIT 12.1

                     LEHMAN BROTHERS INC. AND SUBSIDIARIES
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                        FOR THE         FOR THE         FOR THE         FOR THE         FOR THE
                                     ELEVEN MONTHS   TWELVE MONTHS   TWELVE MONTHS   TWELVE MONTHS   TWELVE MONTHS
                                         ENDED           ENDED           ENDED           ENDED           ENDED
                                      NOVEMBER 30     NOVEMBER 30     NOVEMBER 30     NOVEMBER 30     NOVEMBER 30
                                         1994             1995            1996            1997            1998
                                    ---------------  --------------  --------------  --------------  --------------
Fixed Charges:
Interest expense:
  Subordinated indebtedness.......     $     184       $      204      $      221      $      236      $      239
  Bank loans and other
    borrowings*...................         5,661            9,750           9,900          11,980          14,491
  Interest component of rentals of
    office and equipment..........            27               25              18              16              16
  Other adjustments**.............            53                2               7               3               4
                                          ------          -------         -------         -------         -------
      TOTAL (A)...................     $   5,925       $    9,981      $   10,146      $   12,235      $   14,750
                                          ------          -------         -------         -------         -------
                                          ------          -------         -------         -------         -------
Earnings:
  Pretax income (loss) from
    continuing operations.........     $       1       $       78      $      309      $      593      $      847
  Fixed charges...................         5,925            9,981          10,146          12,235          14,750
  Other adjustments***............           (52)              (1)             (6)             (2)             (4)
                                          ------          -------         -------         -------         -------
      TOTAL (B)...................     $   5,874       $   10,058      $   10,449      $   12,826      $   15,593
                                          ------          -------         -------         -------         -------
                                          ------          -------         -------         -------         -------
(B / A)...........................          ****             1.01            1.03            1.05            1.06
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*   Includes amortization of long-term debt discount.

** Other adjustments include capitalized interest and debt issuance costs, amortization of capitalized interest and preferred stock dividends of a wholly owned subsidiary.

*** Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest costs and undistributed net income of affiliates accounted for at equity and preferred stock dividends of a wholly owned subsidiary.

****Earnings were inadequate to cover fixed charges and would have had to increase approximately $51 million in 1994 in order to cover the deficiencies.